SEC File Number 1-34650

CUSIP Number 67086E303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 28, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K as a result the company
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

OCZ Technology Group, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

6373 San Ignacio Avenue

Address of Principal Executive Office (Street and Number)

San Jose, California 95119

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, OCZ Technology Group, Inc. (the “Company”) delayed the filing of its Form 10-Qs for the quarter ended August 31, 2012 and for the quarter ended November 30, 2012 as the Company requires additional time for compilation and review to insure adequate disclosure of certain information. The Company’s Audit Committee has also concluded that the Company should restate the results for the first quarter of fiscal 2013, as well as the results for certain quarters of fiscal 2012 and for the fiscal year 2012. The amended Form 10-K for fiscal 2012 and the amended Form 10-Q for the first quarter of fiscal 2013 have not yet been filed and will be filed before the Company files the fiscal 2013 Form 10-K.

Additionally, as a result of the time requirements to assess the restatement of the financial statements included in previous filings; and the impact and causes of the restatement on 2013 reporting; the Company has not completed its financial statements and the other reporting requirements to be included in the fiscal year ended 2013 Form 10-K. As such, the Company is not able to meet the filing deadline for its 10-K for the year ended February 28, 2013.

The Company will endeavor to bring current its corrected and past due filings as soon as practicable though it cannot currently make an assessment of when such filings will be made.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Rafael Torres	408	733-8400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Form 10-Qs for the quarter ended August 31, 2012 and for the quarter ended November 30, 2012.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial statements are still being prepared. The Company is in the process of restating the results for fiscal year 2012 and the first quarter of fiscal 2013, and is not in a position to give an estimated revenue range for the first quarter of fiscal 2013. As previously reported, the preliminary unaudited revenue range for each of the second and third quarters of fiscal 2013 is $65 to $85 million, and the unaudited revenue range for the fourth quarter of fiscal 2013 is $65 to $70 million. The Company is currently not in a position to make any statements with respect to revenue for the fiscal year ended February 28, 2013.

As indicated in its Form 8-K filing on December 18, 2012, the Company has concluded that, the financial statements for 2012 should not be relied upon and as such comparisons of revenue for 2013 to the 2012 amounts included in previously filed 2012 financial statements are not meaningful.

OCZ Technology Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2013	By	/s/ Rafael Torres
	Name	Rafael Torres
	Title	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.